Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

May 16, 2018

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen S&P 500 Dynamic Overwrite Fund (the “Registrant” or the “Fund”)

File Nos. 333-224036 and 811-21809

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on April 26, 2018 to the Fund’s initial registration statement on Form N-2, which was filed on March 29, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

Cover Page

1.	Comment: Pursuant to Item 1.1.j. of Form N-2, please revise the cross-reference to the “Risk Factors” section of the Prospectus so that it is printed in bold.

Response: The Registrant will make the requested change.

2.	Comment: Under “Portfolio Contents,” please disclose the Fund’s policies with respect to its use of derivatives instruments, fixed income securities, and foreign securities.

Response: The Registrant respectfully declines to add the requested disclosure. The Registrant does not believe that the extent to which the instruments listed above are

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Elisabeth Bentzinger

May 16, 2018

currently used, and the extent to which they are expected to be used in the foreseeable future, warrants disclosure on the cover page. The Registrant notes that the policies are disclosed in the Prospectus Summary under “Investment Objectives and Policies.”

3.	Comment: With respect to the Fund’s name:

a)	It is the Staff’s position that the use of the term “S&P 500” in the Fund’s name implies that the Fund is an index fund. As this is an actively managed fund, please supplementally explain why the Fund’s name is not materially misleading to investors.

Response: The Registrant respectfully submits that, when read in its totality, the Fund’s name does not imply that the Fund is an index Fund, nor is it materially misleading. Because the term “S&P 500” is not followed by the term “Index” and is instead followed by the term “Dynamic Overwrite,” the Fund’s name does not imply that the Fund seeks to track the performance of the S&P 500; instead, when read in its totality, the Fund’s name clearly indicates to investors that the Fund employs an actively-managed dynamic overwrite strategy connected to the S&P 500. Moreover, the Registrant believes that the use of the term “S&P 500” is not materially misleading because it makes clear the expected performance profile of the Fund’s underlying equity portfolio (i.e., that the Fund invests in an equity portfolio that seeks to substantially replicate the price movements of the S&P 500). The Registrant notes the existence of other actively managed funds that include the term S&P 500 in their names. See, e.g., Invesco S&P 500® Downside Hedged ETF (formerly, PowerShares S&P 500® Downside Hedged ETF).

Notwithstanding the foregoing, for additional clarity and for the avoidance of doubt, the Registrant will add the following disclosure to the “Special Risk Considerations” section in the Prospectus Summary and “Risks” section in the Prospectus:

Not an Index Fund.    The Fund is not, nor is it intended to be, an index fund. As a result, the performance of the Fund will differ from the performance of the S&P 500 as a whole for various reasons, including the fact that the Fund will write call options on a portion of the Equity Portfolio and the weightings of the securities included in the Equity Portfolio may be different than the weightings of the common stocks in the S&P 500. The Fund, by writing call options on the Equity Portfolio, will give up the opportunity to benefit from potential increases in the value of the Equity Portfolio above the exercise prices of the options, but will continue to bear the risk of declines in the value of the Equity Portfolio.

b)	Please also explain how the Fund intends to comply with Rule 35d-1 under the 1940 Act, which requires a fund to adopt a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the type of investment suggested by its name.

Response: The Fund has adopted a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in a diversified equity portfolio

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May 16, 2018

that seeks to substantially replicate price movements of the S&P 500. In order to avoid being subject to the “straddle rules” under federal income tax law, however, the Fund is required to maintain an overlap of less than 70% between the stocks held in the equity portfolio and the stocks comprising the S&P 500. The Registrant nonetheless believes that its 80% policy is consistent with the requirements of Rule 35d-1 because it requires the Fund to invest in securities comprising the S&P 500 or securities that have economic characteristics that are similar to those securities comprising the S&P 500.

c)	The Fund’s investment objective to seek attractive total return with less volatility than the S&P 500 is considered fundamental, yet the Fund’s strategy of using the S&P 500 as the relevant benchmark for the Equity Portfolio and Option Strategy is not considered fundamental. Explain supplementally how the Fund can change its benchmark while still meeting its investment objective.

Response: The Registrant believes it would still be able to meet its investment objective of seeking attractive total return with less volatility than the S&P 500 if it replaces the S&P 500 with a benchmark index that has similar, but somewhat different, characteristics, such as an index that seeks to closely emulate the S&P 500 with less volatility.

4.	Comment: Please clarify whether the Fund seeks to track the price return or total return performance of the S&P 500.

Response: The Fund’s equity portfolio seeks to track the total return performance of the S&P 500. Combined with the option strategy, the Fund seeks attractive total return with less volatility than the S&P 500. Disclosure to this effect will be added to the Prospectus.

Prospectus Summary – Investment Objectives and Policies, pages 1-3

5.	Comment: Please consider relocating the S&P 500 disclaimer language to a later section of the Prospectus.

Response: The Registrant will make the requested change.

6.	Comment: Please explain what is meant by the terms overwrite (i.e., a strategy to buy stocks and sell call options) and overwrite level.

Response: The Registrant will make the following changes:

The Fund employs a dynamic option “overwrite” strategy whereby the Fund’s sub-adviser sells (writes) call options on a varying percentage of the market value of the Fund’s Equity Portfolio based on its market outlook (the “Option Strategy”). Pursuant to this Option Strategy, under normal market circumstances, the Fund sells (writes) index call options, call options on custom baskets of

Elisabeth Bentzinger

May 16, 2018

securities, and covered call options on individual securities. The Fund targets an overwrite level (i.e., the ratio of the notional value of call options sold by the Fund to the market value of the Fund’s Equity Portfolio) of 55% of the value of its Equity Portfolio over time, and the overwrite level will vary, based on market conditions, between 35% to 75% of the value of the Equity Portfolio. In addition to a primary emphasis on writing call options to reduce downside risk and volatility of the Equity Portfolio, the Options Strategy as a secondary emphasis seeks additional return opportunities by capitalizing on inefficiencies in the options market through a variety of means including the use of call spreads and selling put options.

7.	Comment: The Staff notes that the Fund maintains a “primary emphasis on writing call options to reduce downside risk and volatility of the Equity Portfolio.” Please define the term “volatility” and add risk disclosure relating to this aspect of the Fund’s strategy.

Response: The Registrant will add disclosure explaining that volatility is measured by the annualized standard deviation of daily returns for the S&P 500. Further, the Registrant will add disclosure stating that (i) the strategy may not protect against market declines; (ii) the strategy may limit the Fund’s participation in market gains, particularly during periods when market values are increasing and volatility is high; (iii) the strategy may increase the Fund’s portfolio transaction costs, which could result in losses or reduce gains; and (iv) the strategy may not be successful.

8.	Comment: In the sixth paragraph, please explain the term “effective leverage” and state whether it includes assets attributable to derivatives transactions.

Response: The Registrant will make the following changes:

“Managed Assets” means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of ~~effective~~ leverage ~~(whether or not those assets are reflected in the Fund’s financial statements for purposes of U.S. generally accepted accounting principles).~~, and derivatives will be valued at their market value. As a non-fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments, but may invest in derivatives that have the economic effect of leverage.

Prospectus Summary – Use of Leverage, page 3

9.	Comment: If applicable, please add disclosure stating that the Fund pays NFALLC a management fee that is based on Managed Assets, which include the proceeds realized from the Fund’s use of leverage, NFALLC may have a conflict of interest in determining whether to increase the Fund’s use of leverage.

Elisabeth Bentzinger

May 16, 2018

Response: As a non-fundamental policy, the Fund does not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. Furthermore, with respect to the Fund’s derivatives positions, management fees payable on such positions are calculated on the basis of their market value, not their notional value. As such, there is no incentive for NFALLC to increase its management fee by increasing the Fund’s use of leverage. Accordingly, the disclosure is inapplicable and the Registrant respectfully declines to add it to the Prospectus.

Prospectus Summary – Distributions, pages 5 - 7

10.	Comment: The Staff noted the following disclosure (emphasis added):

The Fund will seek to establish a distribution rate that roughly corresponds to NFALLC’s projections of the total return that could reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund.

Please confirm the underlined disclosure is consistent with condition 6(c)(i) of In the Matter of Nuveen Real Estate Income Fund and Nuveen Fund Advisors, LLC, Investment Company Act Release Nos. 30883 (Jan. 16, 2014) (Notice) and 30913 (Feb. 11, 2014) (the “Order”).

Response: The Registrant so confirms.

Prospectus Summary – Special Risk Considerations, pages 7-11

11.	Comment: Please add management risk disclosure to address the risk that the Adviser may err in its methodologies and strategies, for example, in seeking to replicate the price movements of the S&P 500 Index.

Response: The Registrant will add the requested disclosure.

12.	Comment: Please add risk disclosure relating to the Fund’s use of fixed income instruments, including interest rate risk and credit risk.

Response: Although the Fund has a policy allowing it to invest up to 10% of its Managed Assets in short-term, high quality fixed-income securities, the Fund does not expect to invest in such instruments on a sufficiently frequent basis to warrant the addition of disclosures regarding interest rate risk and credit risk to the Prospectus Summary. The Registrant notes that the following disclosure is already included in the “Risks” section of the Prospectus:

Elisabeth Bentzinger

May 16, 2018

Debt Securities Risk

The Fund’s investments in debt securities are generally subject to issuer credit risk and interest rate risks. Issuers of debt instruments in which the Fund may invest may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the Fund, a reduction in the value of a debt instrument experiencing non-payment and, potentially, a decrease in the net asset value of the Fund. To the extent that the credit rating assigned to a security in the Fund’s portfolio is downgraded, the market price and liquidity of such security may be adversely affected. Interest rate risk is the risk that fixed-rate debt instruments will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such instruments generally will fall.

13.	Comment: Under Option Strategy Risks, please add risk disclosure regarding call spreads and put options.

Response: The Registrant will add the requested disclosure.

14.	Comment: Please reconcile the types of derivatives instruments listed under “Derivatives Risk, Including the Risk of Swaps” with those listed under “Investment Objectives and Policies.”

Response: The Registrant will make the requested change.

Summary of Fund Expenses, pages 13 - 14

15.	Comment: Please supplementally inform the Staff how offering costs related to this offering will be accounted for in the books and records of the Fund. Please include appropriate US GAAP citations supporting the accounting treatment.

Response: The Registrant is following the guidance per Section 8.31 of the May 2016 AICPA Audit & Accounting Guide – Investment Companies which refers to “Costs Incurred in Shelf Registration” (AICPA, Technical Questions and Answers) Section 4110.10, which reads as follows:

Some closed-end funds and business development companies offer stock through shelf registration statements. According to Q&A section 4110.10, “Costs Incurred in Shelf Registration” (AICPA, Technical Questions and Answers), legal and other fees incurred for a stock issue under a shelf registration should be capitalized as a prepaid expense. When securities are taken off the shelf and sold, a portion of the costs attributable to the securities sold should be charged against paid-in-capital. Any subsequent costs incurred to keep the filing “alive” should be charged to expense as incurred. If the filing is withdrawn, the related capitalized costs should be charged to expense.

As such, the costs incurred with registering shares are capitalized as a deferred asset and charged against paid-in-capital on a pro-rata basis as shares are sold. Any remaining

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May 16, 2018

deferred asset balance associated with “unsold shares” is expensed at the end of the program period (one year from the effective date of the filing). Costs incurred in filing Form 486B, if necessary, are expensed.

The Fund’s Investments – Investment Objectives and Policies – pages 18 - 20

16.	Comment: The Staff noted the following disclosure:

Under normal circumstances, the Fund will invest its Managed Assets in an equity portfolio designed to broadly track the return and risk characteristics of the S&P 500 Index and apply a dynamic call option overwrite strategy.

Please confirm this disclosure is consistent with the following:

Under normal circumstances, the Fund will invest its Managed Assets in a diversified equity portfolio that seeks to substantially replicate price movements of the S&P 500 Index (the “Equity Portfolio”) and is designed to support the Fund’s Option Strategy (as defined below).

Response: The Registrant will revise the description of the Equity Portfolio to state that the Equity Portfolio is designed to broadly track the return and risk characteristics of S&P 500 Index, and thereby substantially replicate price movements of the S&P 500 Index, and apply a dynamic call option overwrite strategy.

17.	Comment: Please disclose that, for purposes of determining compliance with the Fund’s investment policies, for purposes of calculating Managed Assets, the Fund will value eligible derivatives at market value or fair value instead of notional value.

Response: The Registrant will add the requested disclosure.

18.	Comment: The Staff noted the following disclosure:

The Fund’s Option Strategy will consist of selling call options covering between 35% and 75% of the value of the Fund’s equity portfolio, with a long-run target of 55%, in seeking to enhance the portfolio’s risk-adjusted returns.

Please confirm this disclosure is consistent with the following:

In addition to a primary emphasis on writing call options to reduce downside risk and volatility of the Equity Portfolio, the Options Strategy as a secondary emphasis seeks additional return opportunities through a variety of means including the use of call spreads and selling put options.

Response: The Registrant will add the following disclosure:

The Fund’s Option Strategy will consist of selling call options covering between 35% and 75% of the value of the Fund’s equity portfolio, with a long-run target

Elisabeth Bentzinger

May 16, 2018

of 55%, in seeking to enhance the portfolio’s risk-adjusted returns. In addition, as a secondary emphasis, the Fund’s Option Strategy seeks additional return opportunities by capitalizing on inefficiencies in the options market through a variety of means including the use of call spreads and selling put options.

The Fund’s Investments – Investment Philosophy – page 20

19.	Comment: Please consider revising the reference to “superior risk-adjusted returns” to more closely align this disclosure with the Fund’s investment objective and strategies.

Response: The Registrant will make the following change:

Nuveen Asset Management believes an option strategy that combines selling call options and holding a broadly diversified equity portfolio may provide ~~superior risk-adjusted returns~~ attractive total return with less volatility than holding a standalone equity portfolio. An actively managed option strategy may be an effective risk management tool that results in an improved reward-to-risk ratio, greater return consistency and the potential for greater preservation of portfolio value in adverse markets.

The Fund’s Investments – Portfolio Composition and Other Information – pages 21 - 29

20.	Comment: The Staff noted the following disclosure:

The Fund may also invest in pooled securities, including ETFs, that provide similar exposure to individual common stocks consistent with the Fund’s investment objective.

If pooled securities are a principal investment of the Fund, add them to the strategy disclosure and add risk disclosure.

Response: The Registrant will revise the disclosure to state that the Fund may also invest in other investment companies, including ETFs, that provide similar exposure to individual common stocks consistent with the Fund’s investment objective.

21.	Comment: The Staff noted the disclosure on pages 22 and 23 regarding US government securities, commercial paper, repurchase agreements, and when-issued securities. If these are principal investments for the Fund, please add them to the summary.

Response: These are not principal investments of the Fund. Accordingly, the Registrant respectfully declines to make the requested change.

22.	Comment: In the following paragraph, please clarify that the Fund may invest in short-term high quality fixed income securities.

Debt Securities; Defensive Position. Under normal circumstances, the Fund may invest in investment grade debt securities. During temporary defensive periods,

Elisabeth Bentzinger

May 16, 2018

the Fund may deviate from its investment objectives and invest all or any portion of its assets in investment grade debt securities, including obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities. In such a case, the Fund may not pursue or achieve its investment objectives.

Response: The Registrant will make the requested change.

23.	Comment: In the paragraph captioned “Segregation of Assets” on page 27, please disclose that if the Fund will write credit default swaps or total return swaps, it will segregate the full notional amount of the credit default swap or total return swap to cover its obligation thereunder.

Response: The Registrant will add the requested disclosure.

Risks, pages 29 - 35

24.	Comment: Please add risk disclosure regarding the Fund’s investments in other investment companies, derivatives, and potential conflicts of interest, as these risks are discussed in the Prospectus Summary.

Response: The Registrant will add the requested disclosure.

Net Asset Value, pages 38-39

25.	Comment: The Staff notes the following disclosure (emphasis added):

If the Fund invests in debt securities, the Fund may use an independent pricing service to value debt securities at their market value or at a fair value determined by the independent pricing service. The Fund will use the fair value method to value debt securities if the independent pricing service is unable to provide a market or fair value for them or if the market value provided by the independent pricing service is deemed unreliable, or if events occurring after the close of a securities market and before the Fund values its Managed Assets would materially affect NAV.

Please confirm that any entity determining fair value will do so under procedures adopted by, or under the supervision of, the Board.

Response: The Registrant confirms that any entity determining fair value will do so under procedures adopted by, or under the supervision of, the Board.

Description of Shares - Borrowings, page 45

26.	Comment: The disclosure states that the Fund also may borrow up to an additional 5% of its total assets for temporary purposes. Please add this disclosure to the “Investment Objectives and Policies” section of the Prospectus.

Elisabeth Bentzinger

May 16, 2018

Response: The Registrant will make the requested change.

Certain Provisions in the Declaration of Trust, pages 46-47

27.	Comment: Please clarify what is meant by the disclosure that states that the Board is “staggered,” i.e., that the Board is divided into three classes with staggered terms.

Response: The Registrant will make the requested change.

STATEMENT OF ADDITIONAL INFORMATION

28.	Comment: Under “Investment Objectives and Policies,” please disclose the Fund’s policies regarding investments in derivatives, fixed income securities, and illiquid securities.

Response: The Registrant will add the requested disclosure.

29.	Comment: Under “Investment Restrictions,” please clarify investment restriction 4 as follows:

Notwithstanding the limitation set forth in subparagraph (4) above, both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy unless the participation shifts to the Fund the direct debtor-creditor relationship with the borrower.

Response: The Registrant will add the requested disclosure.

30.	Comment: Under “Investment Restrictions” in the SAI, please add an explanatory note that the Fund will be concentrated to the extent the S&P 500 is concentrated.

Response: The Registrant will add the requested disclosure.

31.	Comment: In the list of non-fundamental policies on pages 3-4, please disclose the Fund’s policy not to leverage its capital structure by issuing senior securities such as preferred shares or debt instruments.

Response: The Registrant will add the requested disclosure.

Investment Adviser, Sub-Adviser and Portfolio Managers – Sub-Advisory Agreement and Related Fees, pages 36-37

32.	Comment: The Staff noted the following disclosure:

Pursuant to the Sub-Advisory Agreement, Nuveen Asset Management will receive from NFALLC a management fee equal to 0.3900% of the Sub-Adviser’s allocation of Fund net assets (including net assets attributable to Fund Preferred Shares and the principal amount of any borrowings).

Elisabeth Bentzinger

May 16, 2018

Please reconcile this disclosure with the following disclosure in the Prospectus:

Pursuant to the Sub-Advisory Agreement, Nuveen Asset Management receives from NFALLC a management fee equal to 0.3900% on the Fund’s average daily Managed Assets payable on a monthly basis.

Response: The disclosure has been revised to state that Nuveen Asset Management receives from NFALLC a management equal to 0.3900% of the Fund’s average daily Managed Assets payable on a monthly basis.

PART C

33.	Comment: Please confirm supplementally that the Registrant will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response: The Registrant so confirms.

*************

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

encl.